UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIRST BANCORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908
(787) 729-8109
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs	James R. Tanenbaum
Gail A. Pierce	Anna T. Pinedo
Morgan, Lewis & Bockius LLP	Morrison & Foerster LLP
1111 Pennsylvania Avenue, NW	1290 Avenue of the Americas
Washington, D.C. 20004	New York, New York 10104
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$110,512,160	$7,879.52

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock, par value $1.00 per share (the “Common Stock”), of First BanCorp. for shares of First BanCorp.’s (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are collectively referred to as “Preferred Stock.” This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of (1) the product of (a) $5.05, the average of the high and low sale prices per share of Series A Preferred Stock on July 13, 2010 and (b) 3,600,000, the number of outstanding shares of Series A Preferred Stock; (2) the product of (a) $5.10, the average of the high and low sale prices per share of Series B Preferred Stock on July 13, 2010 and (b) 3,000,000, the number of outstanding shares of Series B Preferred Stock; (3) the product of (a) $5.08, the average of the high and low sale prices per share of Series C Preferred Stock on July 13, 2010 and (b) 4,140,000, the number of outstanding shares of Series C Preferred Stock; (4) the product of (a) $5.14, the average of the high and low sale prices per share of Series D Preferred Stock on July 13, 2010 and (b) 3,680,000, the number of outstanding shares of Series D Preferred Stock; and (5) the product of (a) $4.89, the average of the high and low sale prices per share of Series E Preferred Stock on July 13, 2010 and (b) 7,584,000, the number of outstanding shares of Series E Preferred Stock. The number of shares of Preferred Stock represents the maximum number of shares of Preferred Stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Exchange Act and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,248.10	Filing Party:	First BanCorp.
Form or Registration No.:	Form S-4	Date Filed:	March 5, 2010
File No.	333-165252
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
          This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by First BanCorp, a corporation organized under the laws of the Commonwealth of Puerto Rico (“First BanCorp” or the “Corporation”), to exchange newly issued shares of First BanCorp’s common stock, par value $1.00 per share (our “Common Stock”), for its outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock” and, collectively with our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, “Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the preliminary prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).
EXPLANATORY NOTE
          This Amendment No. 3 to the Tender Offer Statement is filed solely to amend Items 4 and 12 as indicated below.
Item 4. Terms of the Transaction
          Item 4(a) of the Tender Offer Statement is hereby amended to add the following paragraph at the end thereof:
          On August 23, 2010, the Corporation announced the Relevant Price and Exchange Ratios for the Exchange Offer. A copy of the related press release is filed herewith as Exhibit (a)(5)(F) and is incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Exhibit Name

(a)(1)(A)	Prospectus (incorporated by reference from Amendment No. 5 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on August 18, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference from Exhibit 99.1 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(C)	Letter to Brokers (incorporated by reference from Exhibit 99.3 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 from Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 1, 2010, announcing the Corporation’s Proposed Exchange Offer (incorporated by reference from Exhibit 99.2 of the Corporation’s Current Report on Form 8-K filed on February 3, 2010).

(a)(5)(B)	Press Release, dated July 7, 2010, announcing the Corporation’s Agreement with the U.S. Treasury (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(a)(5)(C)	Press Release, dated July 16, 2010, announcing the Exchange Offer (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 16, 2010).

(a)(5)(D)	Press Release, dated July 20, 2010, announcing the Corporation’s issuance of Mandatorily Convertible Preferred Stock to the U.S. Treasury (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on July 20, 2010).

(a)(5)(E)	Proposed Exchange Offer Presentation, dated August 18, 2010 (incorporated by reference from Exhibit 99.1 of the Corporation’s Current Report on Form 8-K filed on August 18, 2010).

(a)(5)(F)	Press Release, dated August 23, 2010, announcing the Relevant Price and Exchange Ratios for the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Corporation’s Current Report on Form 8-K filed on August 23, 2010).

(b)	Not applicable.

(d)(1)	Warrant, dated January 16, 2009, to purchase shares of Common Stock of First BanCorp. (incorporated by reference from Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed on January 20, 2009).

(d)(2)	Stockholder Agreement, dated August 24, 2007, by and between First BanCorp. and The Bank of Nova Scotia (incorporated by reference from Exhibit A of Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on February 22, 2007).

(d)(3)	Consent Order, dated June 2, 2010, by and between the Federal Deposit Insurance Corporation, the Office of the Commissioner of Financial Institutions of Puerto Rico, and FirstBank Puerto Rico (incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(4)	Written Agreement, dated June 3, 2010, by and between First BanCorp. and Federal Reserve Bank of New York (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(5)	Form of Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.23 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(6)	Form of Stock Option Agreement for Officers and Other Employees (incorporated by reference from Exhibit 10.24 of Amendment No. 4 to Form S-4 on Form S-1 (Registration No. 333-165252), which the Corporation filed on July 16, 2010)

(d)(7)	Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(d)(8)	Form of Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.2 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(d)(9)	Form of Certificate of Designations of Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, Series G, Annex B to the Exchange Agreement by

Exhibit Number	Exhibit Name

and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.3 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010)

(g)	Not applicable.

(h)(1)(A)	Opinion of Morgan, Lewis & Bockius LLP (incorporated by reference from Exhibit 8.1 to Amendment No. 3 to Form S-4 on Form S-1, which the Corporation filed on July 9, 2010).

(h)(1)(B)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference from Exhibit 8.2 to Amendment No. 4 to Form S-4 on Form S-1, which the Corporation filed on July 16, 2010).
Item 13. Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 23, 2010

FIRST BANCORP.
By:	/s/ Aurelio Alemán
Name:	Aurelio Alemán
Title:	President and Chief Executive Officer